UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On August 11, 2026, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 19th meeting of its 11th Board of Directors (the “Board”), at which time the following matter was resolved with a public announcement made in Taiwan regarding such resolution:

1.
Approval of the Company’s consolidated financial statements for the second quarter of 2026.

With respect to resolution 1, the Company’s consolidated results for the six-months period ended June 30, 2026 include:

- operating revenue of NT$14,318,724 thousand,

- gross profit from operations of NT$2,281,111 thousand,

- operating profit of NT$1,467,699 thousand,

- profit before income tax of NT$1,625,040 thousand,

- net profit of NT$1,396,549 thousand,

- profit attributable to equity holders of the Company of NT$1,396,549 thousand,

- basic earnings per share of NT$2.00; and

as of June 30, 2026,

- total assets of NT$46,964,160 thousand,

- total liabilities of NT$22,114,066 thousand,

- equity attributable to equity holders of the Company of NT$24,850,094 thousand.